UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Cinedigm Corp.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

172406100

(CUSIP Number)

April 24, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 172406100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wolverine Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
4,947,434

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
4,947,434

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,947,434

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

* Percentage calculated by dividing (i) the sum of 4,947,434 shares of Class A common stock receivable upon conversion of convertible senior notes of the Issuer by (ii) the sum of (a) 76,953,223 (the number of shares of Class A common stock outstanding, as reported in the Issuer’s quarterly report on Form 10-Q filed February 12, 2015), plus (b) 4,947,434 shares of Class A common stock receivable upon conversion of convertible senior notes.

CUSIP No.: 172406100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wolverine Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
4,947,434

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
4,947,434

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,947,434

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

* Percentage calculated by dividing (i) the sum of 4,947,434 shares of Class A common stock receivable upon conversion of convertible senior notes of the Issuer by (ii) the sum of (a) 76,953,223 (the number of shares of Class A common stock outstanding, as reported in the Issuer’s quarterly report on Form 10-Q filed February 12, 2015), plus (b) 4,947,434 shares of Class A common stock receivable upon conversion of convertible senior notes.

CUSIP No.: 172406100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wolverine Trading Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
4,947,434

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
4,947,434

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,947,434

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO/HC

* Percentage calculated by dividing (i) the sum of 4,947,434 shares of Class A common stock receivable upon conversion of convertible senior notes of the Issuer by (ii) the sum of (a) 76,953,223 (the number of shares of Class A common stock outstanding, as reported in the Issuer’s quarterly report on Form 10-Q filed February 12, 2015), plus (b) 4,947,434 shares of Class A common stock receivable upon conversion of convertible senior notes.

CUSIP No.: 172406100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christopher L. Gust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
4,947,434

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
4,947,434

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,947,434

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

* Percentage calculated by dividing (i) the sum of 4,947,434 shares of Class A common stock receivable upon conversion of convertible senior notes of the Issuer by (ii) the sum of (a) 76,953,223 (the number of shares of Class A common stock outstanding, as reported in the Issuer’s quarterly report on Form 10-Q filed February 12, 2015), plus (b) 4,947,434 shares of Class A common stock receivable upon conversion of convertible senior notes.

CUSIP No.: 172406100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert R. Bellick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
US Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
4,947,434

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
4,947,434

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,947,434

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

* Percentage calculated by dividing (i) the sum of 4,947,434 shares of Class A common stock receivable upon conversion of convertible senior notes of the Issuer by (ii) the sum of (a) 76,953,223 (the number of shares of Class A common stock outstanding, as reported in the Issuer’s quarterly report on Form 10-Q filed February 12, 2015), plus (b) 4,947,434 shares of Class A common stock receivable upon conversion of convertible senior notes.

CUSIP No.: 172406100

ITEM 1(a).	NAME OF ISSUER:

Cinedigm Corp.

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

902 Broadway, 9th Floor
New York, New York 10010

ITEM 2(a).	NAME OF PERSON FILING:

Wolverine Asset Management, LLC
Wolverine Holdings, L.P.
Wolverine Trading Partners, Inc.
Christopher L. Gust
Robert R. Bellick

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

c/o Wolverine Asset Management, LLC
175 West Jackson Blvd., Suite 340
Chicago, IL 60604

ITEM 2(c).	CITIZENSHIP:

Wolverine Asset Management, LLC – Illinois
Wolverine Holdings, L.P. – Illinois
Wolverine Trading Partners, Inc. – Illinois
Christopher L. Gust – US Citizen
Robert R. Bellick – US Citizen

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock

ITEM 2(e).	CUSIP NUMBER:

172406100

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☒ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☒ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:

Wolverine Asset Management, LLC (“WAM”) has voting and dispositive power over 4,947,434 shares of the Class A common stock of the Issuer. This amount consists of 4,947,434 shares of Class A common stock receivable upon conversion of convertible senior notes of the Issuer.

The sole member and manager of WAM is Wolverine Holdings, L.P. (“Wolverine Holdings”).  Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Trading Partners, Inc. (“WTP”), the general partner of Wolverine Holdings.

(b)     Percent of class:

6.0%

Each of WAM, Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust may be deemed the beneficial owner of 6.0% of the Issuer’s outstanding shares of Class A common stock, which percentage was calculated by dividing (i) the sum of (a) 4,947,434 shares of Class A common stock receivable upon conversion of convertible senior notes of the Issuer by (ii) the sum of (a) 76,953,223 (the number of shares of Class A common stock outstanding, as reported in the Issuer’s quarterly report on Form 10-Q filed February 12, 2015), plus (b) 4,947,434 shares of Class A common stock receivable upon conversion of convertible senior notes.

(c)    Number of shares as to which the person has:

(i)   Sole power to vote or to direct the vote:

0

(ii)   Shared power to vote or to direct the vote:

Each of WAM, Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust may be deemed to have shared power to vote or direct the vote of 4,947,434 shares of Class A common stock receivable upon conversion of convertible senior notes of the Issuer, in each case as set forth in Item 4(a) above.

(iii)   Sole power to dispose or to direct the disposition of:

0

(iv)  Shared power to dispose or to direct the disposition of:

Each of WAM, Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust may be deemed to have shared power to dispose of 4,947,434 shares of Class A common stock receivable upon conversion of convertible senior notes of the Issuer, in each case as set forth in Item 4(a) above.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Wolverine Flagship Fund Trading Limited is known to have the right to receive the receipt of dividends from, or the proceeds from the sale of, the shares of Class A common stock covered by this statement that may be deemed to be beneficially owned by WAM.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

See Item 4(a) above.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 1, 2015

Wolverine Asset Management, LLC

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Chief Operating Officer
Name/Title

Wolverine Holdings, L.P.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Managing Director
Name/Title

Wolverine Trading Partners, Inc.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Authorized Signatory
Name/Title

/s/Christopher L. Gust
Christopher L. Gust

/s/ Robert R. Bellick
Robert R. Bellick

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A common stock, par value $0.001 per share, of Cinedigm Corp. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of May 1, 2015.

Wolverine Asset Management, LLC

/s/ Kenneth L. Nadel
Signature

Kenneth L. Nadel, Chief Operating Officer
Name/Title

Wolverine Holdings, L.P.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Managing Director
Name/Title

Wolverine Trading Partners, Inc.

/s/Christopher L. Gust
Signature

Christopher L. Gust, Authorized Signatory
Name/Title

/s/Christopher L. Gust
Christopher L. Gust

/s/ Robert R. Bellick
Robert R. Bellick